Buenos Aires, Argentina, September 22, 2008.

TO: The Securities and Exchange Commission

RE: Relevant Information

Dear Sirs,

Following the presentations made by MetroGAS S.A. ("MetroGAS") today before the Argentine National Securities Commission (CNV) and the Buenos Aires Stock Exchange (BASE), we are writing to you in order to announce the proposal received, in the framework of the renegotiation process of the public services contracts established by the Public Emergency Law 25.561, on September 16 from the Unit of Renegotiation and Utilities Contracts Analysis (in Spanish "Unidad de Renegociacion y Analisis de Contratos de Servicios Publicos - UNIREN"), which set forth a price and tariff adjustment for MetroGAS, to be applied temporarily until the execution of an Integral Renegotiation Contract Agreement.

The above-mentioned proposal establishes, as a necessary condition for the tariff adjustment, that the additional amount collected must be transferred by MetroGAS to a specific fund destined to mandatory investments in our distribution area. The Regulatory Authority must approve the investments and the use of the funds will be guaranteed by the constitution of a trust.

It is worth noting that MetroGAS's distribution tariff has not been adjusted since 1999, affecting the equilibrium between revenues and costs. As a consequence, the Company has the need to reach a consensus with the Federal Government to determine the terms and conditions that would allow the Company to comply with the Integral Renegotiation Contract Agreement Act and to reestablish the economic and financial equilibrium of the Company.

As a result of notification, the Board of Directors has approved the UNIREN's proposal subject to the approval of the Shareholders Meeting, which has been called for October 14, 2008.

Yours sincerely,

Magdalena González Garaño

Market Relations Officer